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                                 BRAUN & COMPANY
                                 ---------------
                           BARRISTERS AND SOLICITORS


Thomas A. Braun, B.A., LL.B., LL. M.*



Jay Webb
Reviewing Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:      MIV THERAPEUTICS, INC.
         FILE NUMBER 000-30453
         FORM 10-K/A FOR THE FISCAL YEAR ENDED MAY 31, 2004
         FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED FEBRUARY 28, 2005
--------------------------------------------------------------------------------

Dear Mr. Webb:

Thank you for your letter dated July 5, 2005. I am responding on behalf of my client, MIV Therapeutics, Inc. We have reviewed your suggestions and taken the time to seriously consider your remarks. Pursuant to your comments we have amended certain information on the Forms listed above and will do our best to ensure that future filings include the information you suggest.

MIV Therapeutics, Inc. acknowledges that, as the registrant, it is responsible for the adequacy and accuracy of the disclosures in its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below, we stated our responses to your comments. We have also attached marked copies of the sections of our filings that we will file in amended Forms on the same day that we file this response.

FORM 10-K/A FOR THE FISCAL YEAR ENDED MAY 31, 2004
--------------------------------------------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2
-----------------------------------------------------------------

1. WE NOTE THAT MORGAN & COMPANY'S OPINION AS IT RELATES TO THE CUMULATIVE DATA FROM JANUARY 20, 1999 TO MAY 31, 2001 IS BASED SOLELY ON THE REPORT OF ANOTHER AUDITOR. SINCE MORGAN & COMPANY HAS REFERRED TO ANOTHER AUDIT REPORT IN THEIR OPINION, THE AUDIT REPORT OF THE OTHER AUDITORS MUST BE PRESENTED IN THIS FILING. REFER TO RULE 2-05 OF REGULATION S-X.


--------------------------------------------------------------------------------
#702 - 777 Hornby Street                                      Tel:(604) 605-0507
Vancouver, BC V6Z 1S2                                         Fax:(604) 605-0508
*Also of the California Bar July 15, 2005

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                                       -2-


RESPONSE: We have included the audit report of PriceWaterhouseCoopers LLP as an exhibit to the Form 10K pursuant to Rule 2-50 of Regulation S-X.

FROM 10-Q FOR THE QUARTERLY PERIOD ENDED FEBRUARY 28, 2005
----------------------------------------------------------

NOTES 11 AND 12 - ACQUISITION OF SAGAX, INC. AND SAHAJANAND MEDICAL
-------------------------------------------------------------------
TECHNOLOGIES, INC., PAGE F-14
-----------------------------

2. PLEASE PROVIDE US WITH YOUR CALCULATIONS OF SIGNIFICANCE FOR YOUR ACQUISITION OF SAGAX, INC. AND PENDING ACQUISITION OF SAHAJANAND MEDICAL TECHNOLOGIES INC. AMEND YOUR FORM 8-KS TO INCLUDE ANY REQUIRED HISTORICAL AND PRO FORMA FINANCIAL STATEMENTS FOR THESE ACQUISITIONS. REFER TO ITEM 310(C) AND ITEM 310(D) OF REGULATION S-B.

RESPONSE: There is no historical or pro forma financial statements for Sagax, Inc. and therefore it is not necessary to amend the Form 8-K for this acquisition pursuant to Regulation S-B.

Sahajanand Medical Technologies, Inc. is currently being audited to conform its financial statements to US GAAP and to fulfill SEC requirements. The Company expects to file a Form 8-K with financial statements on the transaction once the Company completes its due diligence and a definitive agreement is reached.

NOTE 12 - ACQUISITION OF SAHAJANAND MEDICAL TECHNOLOGIES INC., PAGE F-14
------------------------------------------------------------------------

3. WE SEE THAT YOU HAVE AN AGREEMENT TO ACQUIRE ALL THE OUTSTANDING COMMON STOCK OF SAHAJANAND MEDICAL TECHNOLOGIES INC. FOR 44.5 MILLION SHARES OF YOUR COMMON STOCK. USING THE FACTORS OUTLINED IN PARAGRAPH 17 OF SFAS 141, TELL US WHAT PARTY IN THIS TRANSACTION WILL BE CONSIDERED THE ACQUIRING ENTITY AND HOW YOU PLAN ON ACCOUNTING FOR THIS TRANSACTION. WE MAY HAVE FURTHER COMMENTS AFTER REVIEWING YOUR RESPONSE

RESPONSE: In considering the factors outlined in paragraph 17 of SFAS 141, the Company concludes that it is the acquiring entity in this pending transaction for the following reasons:

o After the proposed issuance of 44.5 million shares to SMT, the company's existing shareholders will still have majority control of the combined entity, as 44.5 million shares would only represent approximately 45% of the total issued and outstanding shares of the company

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                                       -3-


o The composition of the Board of Directors of the combined entity would continue to be dominated by the current Board of the Company
o The composition of the senior management of the combined entity would continue to be dominated by the current management of the Company

Therefore, on the balance of the factors outlined in SFAS 141, the Company is considered the acquiring entity and the accounting for this transaction will be done on a straight forward acquisition basis.

EXHIBIT 31.1 AND 31.2
---------------------

4. WE NOTE THAT CERTIFICATIONS FILED AS EXHIBITS 31.1 AND 31.2 WERE NOT IN THE PROPER FORM. THE REQUIRED CERTIFICATIONS MUST BE IN THE EXACT FORM PRESCRIBED; THE WORDING OF THE REQUIRED CERTIFICATIONS MAY NOT BE CHANGED IN ANY RESPECT, EXCEPT FOR MODIFICATIONS TEMPORARILY PERMITTED TO BE MADE TO THE FOURTH PARAGRAPH OF THE CERTIFICATION REQUIRED TO BE FILED AS EXHIBIT 31.1 PURSUANT TO PART III OF RELEASE NO. 8238. ACCORDINGLY, PLEASE FILE AN AMENDMENT TO YOUR FORM 10-Q FOR THE QUARTERLY PERIOD ENDED FEBRUARY 28, 2004 THAT INCLUDES THE ENTIRE FILING TOGETHER WITH THE CERTIFICATIONS OF EACH OF YOUR CURRENT CEO AND CFO IN THE FORM CURRENTLY SET FORTH IN ITEM 601 OF REGULATION SB.

RESPONSE: We have amended the certifications filed as Exhibits 31.1 and 31.2 to conform to the proper form.

Yours very truly,

BRAUN & COMPANY per:


/s/ Thomas A. Braun
-------------------
Thomas A. Braun

Encl.


cc:  Pat McGowan
     CFO
     MIV Therapeutics, Inc.
     Fax: (604) 301-9546